Exhibit (a)(1)(F)

COMPUTERSHARE TRUST COMPANY, N.A.
250 Royall Street
Canton, MA 02021

July 17, 2007

RE: Option Care Inc. 2001 Employee Stock Purchase Plan.

Dear Participant,

As a participant in the Option Care Inc. 2001 Employee Stock Purchase Plan (“ESPP”), you have received this letter in connection with the offer of Bison Acquisition Sub Inc., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Option Care, Inc., (the “Company” or “OCI”), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, without interest (such amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). The enclosed Offer describes the tender offer in greater detail, including the conditions that must be satisfied before Offeror will purchase Shares in the tender offer.

Your attention is directed to the following:

1. The Offer Price is $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer.

2. The Offer is being made for all issued and outstanding Shares.

3. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 2, 2007, by and among Walgreens, Offeror and OCI (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, Offeror will be merged with and into OCI (the “Merger”). Following the effective time of the Merger, OCI will continue as the surviving corporation and become a wholly-owned subsidiary of Walgreens, and the separate corporate existence of Offeror will cease. If following completion of the Offer, Walgreens and Offeror collectively beneficially own at least 90% of the outstanding Shares, the Merger will occur without a vote of OCI’s stockholders pursuant to Section 253 of the General Corporation Law of the State of Delaware (“DGCL”), which is Delaware’s “short-form” merger statute.

4. Pursuant to the Merger Agreement, at the effective time of the Merger, any amounts contributed by employees to the ESPP during the period of January 1, 2007 through June 30, 2007, will be converted into Shares and will be entitled to receive the same consideration as the other stockholders of the Company (although because the issuance of these Shares is conditioned on the effective time of the Merger, holders will not be able to tender these Shares in the Offer unless the Expiration Date is extended beyond December 31, 2007). Any amounts contributed by employees between July 1 and the effective time of the Merger (assuming the Merger occurs on or before December 31, 2007) will be returned to such employee.

5. The OCI board of directors has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the DGCL, (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the

DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent that it is within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

6. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Monday, August 13, 2007, unless the Offer is extended.

7. The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding OCI shares on a fully diluted basis, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) the receipt of all “Significant Required Governmental Approvals” (as defined in Section 14 — “Conditions of the Offer” of the Offer to Purchase). The Offer also is subject to the satisfaction or waiver of the other conditions set forth in the Offer to Purchase. See Section 14 — “Conditions of the Offer” of the Offer to Purchase.

8. Any stock transfer taxes applicable to the sale of Shares to Offeror pursuant to the Offer will be paid by Offeror, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any Shares purchased by you through OCI and held by Computershare Trust Company, N.A. (“Computershare”) on your behalf may be tendered by Computershare pursuant to your instructions. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, August 13, 2007 (the “Expiration Date”), unless the Offer is extended, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer shall expire.

To instruct Computershare to tender Shares held by Computershare in your ESPP account at the time of the Expiration Date and to deliver such Shares to the Depositary for the Offer, please complete the attached Instruction Form and return it to Computershare in the envelope provided no later than 5:00 p.m., New York City time, on or before Tuesday August 7, 2007, the date which is four business days prior to the current Expiration Date (the “Effective Date”), so that Computershare may properly tender such Shares to Computershare Shareholder Services, Inc. (the “Depositary”) prior to the Expiration Date. Please note that if this form is not received as of the Effective Date, your Shares will not be tendered, unless Computershare determines that it is legally obligated to do so.

In order to ensure that your instructions to Computershare remain confidential, please return the Instruction Form directly to Computershare. Your instructions to Computershare will be kept confidential.

If you previously signed and returned a Letter of Transmittal in connection with Shares held by you outside your ESPP account, you must still complete the Instruction Form and return it to Computershare in order to tender Shares held by you in your ESPP account. The Instruction Form will serve as confirmation of your tender of the Shares held by Computershare in your ESPP account and as authorization for Computershare to deliver such Shares to the Depositary.

Payment for Shares will be in all cases made only after such Shares are accepted by Offeror for payment pursuant to the Offer. Accordingly, tendering stockholders may be paid at different times depending upon when the ESPP account Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. Neither Offeror nor Walgreens is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

If you have any questions with regard to the Offer to Purchase and associated tender offer materials in connection with the Offer, or if you have not received any of the offer materials, please call D. F. King & Co., Inc. collect at 212-269-5550 or toll-free at 888-644-5854. You may also email D. F. King & Co., Inc. at tender@dfking.com.

Sincerely,

Computershare Trust Company, N.A. as
Administrator of the Option Care,
Inc. 2001 Employee Stock Purchase Plan

INSTRUCTION FORM

INSTRUCTIONS TO COMPUTERSHARE TRUST COMPANY, N.A., AS ADMINISTRATOR OF OPTION CARE, INC. 2001 EMPLOYEE STOCK PURCHASE PLAN (THE “PLAN”) IN RESPONSE TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF OPTION CARE, INC.’S COMMON STOCK AT $19.50 NET PER SHARE BY BISON ACQUISITION SUB INC. (THE “OFFER”).

COMPUTERSHARE TRUST COMPANY, N.A. AS ADMINISTRATOR MAKES NO RECOMMENDATION AS TO YOUR DECISION TO TENDER OR NOT TO TENDER SHARES ALLOCATED TO YOUR ACCOUNT.

Please check ONE box below:

☐	YES, TENDER all of the Shares allocated to my account.

☐	YES, TENDER only the number of the Shares allocated to my account, as indicated below:
Number of Shares to be tendered (in whole numbers)

☐	NO, DO NOT TENDER any Shares allocated to my account.

As a participant in the Option Care, Inc. 2001 Employee Stock Purchase Plan, I acknowledge receipt of the Offer to Purchase For Cash All Outstanding Shares of Option Care, Inc. at $19.50 net per Share by Bison Acquisition Sub Inc. and hereby direct Computershare Trust Company, N.A., as administrator of the Plan to tender or not to tender the Shares allocated to my account under the Plan as indicated above.

I understand that if I sign, date and return this Instruction Form but do not provide Computershare Trust Company, N.A., as administrator of the Plan with direction, Computershare Trust Company, N.A., as administrator of the Plan will treat this action as an instruction by me not to tender the Shares allocated to my account.

, 2007
Signature	Date	Print Name

Your instructions may be changed or revoked at any time up until the deadline by delivering a new Instruction Form to the tabulator.

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn Corp Actions Voluntary Offer	Attn Corp Actions Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Canton, MA 02021

Your shares as of , 2007